October 26, 2007
VIA EDGAR & HAND DELIVERY
Michael Pressman
Special Counsel
Office of Mergers and Acquisitions
Division of Corporate Finance
Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20549

Re:	Riverside Park Associates Limited Partnership
Schedule 13E-3 — File No. 5-51943 filed October 1, 2007
Schedule 14D-9 — File No. 5-51943 filed October 1, 2007
Schedule TO-T — File No. 5-51943 filed October 1, 2007
Dear Mr. Pressman:
     On behalf of AIMCO Properties, L.P. (“Aimco OP”), Apartment Investment and Management Company (“Aimco”), AIMCO-GP, Inc. (“Aimco-GP”), AIMCO/Riverside Park Associates GP, LLC (the “General Partner”) and Riverside Park Associates Limited Partnership (the “Partnership” and, together with Aimco-OP, Aimco, Aimco-GP and the General Partner, the “Filing Persons”), we are responding to the Staff’s comment letter, dated October 16, 2007 (the “Comment Letter”), regarding the above-referenced filings. As requested, we have set forth below each of the Staff’s comments and the Filing Persons’ response to each comment. Capitalized terms used in the responses set forth below that are not defined herein have the respective meanings given to such terms in Aimco OP’s revised Offer to Purchase, dated October 26, 2007 (the “Offer to Purchase”), which has been filed as an exhibit in an amendment to the above-referenced Schedule TO.
Schedule TO-T
1.	Please explain why Riverside Park Associates Limited Partnership has not been identified as a bidder in the Offer and a filing person in the going private transaction. For guidance, we refer you to Section II.D of the Current Issues Outline dated November 14, 2000 available on our website at www.sec.gov.

Response: The offer is not being made by or on behalf of the Partnership. As a result, under Rule 14d-1(g) it is not a “bidder.” Section II.D of the Current Issues Outline dated November 14, 2000 provides guidance regarding the determination of a “bidder” where the tender offer is made on such person’s behalf and provides some relevant factors in determining bidder status. Of the seven factors listed in the Current Issues Outline, none are applicable to the

Securities and Exchange Commission
October 26, 2007

Partnership. In particular, the Partnership does not directly or indirectly control Aimco OP (the named bidder), the Partnership would not beneficially own the limited partnership units purchased by Aimco OP in the tender offer, and the Partnership did not play any role in initiating, structuring or negotiating the tender offer. We have revised the filing to include the Partnership as a filing person.
Special Factors, page 8
Valuation of Units, page 8

2.	We note your reference to the capitalization rate provided by PPR. Please provide the disclosure required by Item 1015 for the report received from PPR and file any written materials as an exhibit.

Response: We have revised the disclosure to add the following paragraph after the first paragraph of the section captioned “Special Factors — Valuation of Units” beginning on page 8 of the Offer to Purchase:
PPR is an independent real estate research and investment consulting firm that employs a large staff of economists and real estate industry experts. PPR produces a quarterly database of fundamental real estate data in various U.S. markets such as return on income, vacancy rates and capitalization rates. Aimco/Bethesda pays PPR an annual subscription fee of $90,000 for access to the database. During the prior two years, no material relationship has existed between PPR and your partnership or any of its affiliates, including Aimco Properties, L.P.
Other than the actual capitalization rate number itself, there is no report, opinion or appraisal associated with the information provided by PPR. Accordingly, there are no written materials to be filed pursuant to Item 1015.
     We would appreciate your prompt attention to this letter. Please do not hesitate to contact the undersigned at (213) 687-5138 or Jonathan Friedman at (213) 687-5396 if you have any questions or comments regarding this letter.

Very truly yours, Jesse B. Debban

cc:	Martha Long — Apartment Investment and Management Company
Derek McCandless, Esq. — Apartment Investment and Management Company